Mail Stop 4561

      August 17, 2005

Dov Moran
President and Chief Executive Officer
M-Systems, Inc.
555 Mathilda Avenue, Suite 220
Sunnyvale, CA 94560

	Re:	M-Systems Flash Disk Pioneers Ltd.
		M-Systems Finance Inc.
		Registration Statement on Form F-3
		Filed July 21, 2005
		File No. 333-126774

Dear Mr. Moran:

	We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. We note that your confidential treatment request filed May 27, 2005 is still pending. Please be advised that we are processing such request and may have comments that will need to be cleared prior to requesting the acceleration of effectiveness of this registration statement. Our comments, if any, will be sent shortly, under separate cover.


Form F-3

Cover page

2. Your prospectus cover page includes a detailed description of the
1% Convertible Notes. Revise to reference the section of the prospectus that contains a detailed description of these securities and provide only the information set forth in Item 501(b) of Regulation S-K on the cover page.

Selling Securityholder, page 70

3. We calculate that the aggregate principal amount listed in the column entitled, "Aggregate Principal Amount of Convertible Notes Beneficially Owned That May Be Offered For Resale," is $58,416,548.
However, your cover page indicates that $75,000,000 in aggregate principal amount of convertible notes is being offered. Please advise or revise your registration statement appropriately.
Please
note that if you intend to include additional selling shareholders at some point in the future, you may do so only via post-effective amendment, and must include a statement to that effect in your current Plan of Distribution.

4. Please disclose the individual or individuals who exercise the voting and dispositive powers with respect to the shares to be offered for resale by all of the selling securityholders who are legal entities. See Interpretation I.60 of the July 1997 manual of publicly available CF telephone interpretations, as well as interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the CF telephone interpretation manual.

5. In addition, please tell us whether any of the selling securityholders that are legal entities are broker-dealers or affiliates of broker-dealers. We note your disclosure that none of the selling securityholders acquired their shares as transaction-based compensation for the performance of investment banking or similar services. Accordingly, all selling securityholders that are registered broker-dealers should be identified in the prospectus as underwriters. With respect to any affiliates of registered broker dealers, expand the prospectus to identify them, indicate whether they acquired the securities to be resold in the ordinary course of business and whether at the time of the acquisition they had any agreements, understandings or arrangements with any other persons, either directly or indirectly, to dispose of the securities. In this regard, we note your disclosure in the first paragraph on page 76. However, this information should be obtained from each selling securityholder who identifies themselves as an affiliate, not just those of which you have knowledge.


6. We note that the last paragraph on page 75 indicates that any selling securityholder that is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an underwriter unless such selling securityholder purchased in the ordinary course of business and had no agreements to distribute the shares at the time of purchase. Please revise this language consistent with the comment above. In this regard, we note that any selling securityholders who are registered broker-dealers and did not receive their securities as transaction-based compensation for investment banking services, should be named as underwriters.

Plan of Distribution, page 74

7. In your plan of distribution, you indicate that selling securityholders may create short positions in the common shares in connection with the offering. Tell us whether the selling securityholders have any open short positions. In your response letter, please advise us that M-Systems and the selling securityholders are aware of CF Tel. Interp. A.65.

Exhibits

General

8. We note that Section 14.11 of Exhibit 4.2 provides that the laws of the state of New York shall be the governing law for the indenture, the guarantee and the debt securities. Accordingly, please provide an opinion under New York law that the debt securities are legally binding obligations of M-Systems Finance Inc. and that the guarantee is a legally binding obligation of M-Systems Flash Disk
Pioneers. See Item 601(b)(5) of Regulation S-K. Additionally, ensure that your opinion from Maples and Calder is revised to specifically refer to such opinion instead of merely assuming that the indenture is a legally binding obligation of the parties thereto and under the laws of New York.

Exhibit 5.1

9. Please revise to opine on whether the guarantee is legally binding obligation of M-Systems Flash Disk Pioneers under Israeli law.

Exhibit 5.2

10. We note the statement that this opinion was delivered solely for your information in connection with the preparation and filing of this registration statement and "may not be relied upon in any manner by any other person and is not to be used, circulated, quoted or otherwise referred to for any other purpose without [your counsel`s] express written permission." Statements implying that investors are not entitled to rely on the opinion are inappropriate. Accordingly, please revise to remove this language.

*	*	*	*	*

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company`s disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions regarding these comments, you may contact Rebekah Toton at (202) 551-3857 or Sara Kalin at (202)
551-
3454.  If you need further assistance, you may contact me at (202)
551-3730.

								Sincerely,


								Mark P. Shuman
								Branch Chief - Legal

cc:	Via Facsimile (972) 3-610-3111
	Clifford M. J. Felig, Adv.
	David S. Glatt, Adv.
	Meitar Liquornik Geva & Leshem
	Telephone: (972) 3-610-3621


Mr. Dov Moran
M-Systems Flash Disk Pioneers Ltd.
M-Systems Finance Inc.
August 17, 2005
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